UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

__________________

Resource America, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

761195205
(CUSIP Number)

__________________

Edward E. Cohen
Jonathan Z. Cohen
1845 Walnut Street
10th Floor
Philadelphia, PA  19103
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

__________________

July 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.     ☐

CUSIP No. 761195205	SCHEDULE 13D	(Page 2 of 17)

1	NAMES OF REPORTING PERSONS: Edward E. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 4,846,097*
	9	SOLE DISPOSITIVE POWER: 0*

	10	SHARED DISPOSITIVE POWER: 4,846,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,846,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.0%*
14	TYPE OF REPORTING PERSON: IN

*  See Item 5 for an explanation of how the figures set forth in the cover pages to this Schedule 13D were calculated.

CUSIP No. 761195205	SCHEDULE 13D	(Page 3 of 17)

1	NAMES OF REPORTING PERSONS: Jonathan Z. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 4,846,097*
	9	SOLE DISPOSITIVE POWER: 0*

	10	SHARED DISPOSITIVE POWER: 4,846,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,846,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.0%*
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 761195205	SCHEDULE 13D	(Page 4 of 17)

1	NAMES OF REPORTING PERSONS: Arete Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 4,846,097*
	9	SOLE DISPOSITIVE POWER: 0*

	10	SHARED DISPOSITIVE POWER: 4,846,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,846,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.0%*
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 761195205	SCHEDULE 13D	(Page 5 of 17)

1	NAMES OF REPORTING PERSONS: Solomon Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 4,846,097*
	9	SOLE DISPOSITIVE POWER: 0*

	10	SHARED DISPOSITIVE POWER: 4,846,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,846,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.0%*
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 761195205	SCHEDULE 13D	(Page 6 of 17)

1	NAMES OF REPORTING PERSONS: Isidore Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 4,846,097*
	9	SOLE DISPOSITIVE POWER: 0*

	10	SHARED DISPOSITIVE POWER: 4,846,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,846,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.0%*
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 761195205	SCHEDULE 13D	(Page 7 of 17)

ITEM 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Resource America, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at One Crescent Drive, Suite 203, Navy Yard Corporate Center, Philadelphia, PA, 19112.

ITEM 2.  Identity and Background

(a)               The persons filing this statement are:

(1)        Edward E. Cohen.

(2)        Jonathan Z. Cohen.

(3)        Arete Foundation (the “Foundation”), a private charitable trust organized under the laws of the Commonwealth of Pennsylvania created for the purpose of using trust property and income to benefit charitable organizations in the areas of religious, scientific, literary, educational or other charitable activities.  The trustees of the Foundation are Edward Cohen, Betsy Z. Cohen, Daniel G. Cohen and Jonathan Cohen.

(4)        Solomon Investment Partnership, L.P. (the “Partnership”), a Delaware limited partnership that owns, holds, invests and otherwise manages assets of Edward Cohen and Betsy Cohen and their family.  Edward Cohen and Betsy Cohen are the sole limited partners of the Partnership.

(5)        Isidore Corporation (the “General Partner”), a Delaware corporation and the general partner of the Partnership.  Edward Cohen and Betsy Cohen are the sole directors, officers and shareholders of the General Partner.

These five persons are sometimes collectively referred to herein as the “Reporting Persons.”  Attached as Exhibit 1 hereto is an agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them.

(b)              The business address of each of Edward Cohen and Jonathan Cohen, and the address of the principal business and of the principal office of each of the Foundation, the Partnership and the General Partner, is 1845 Walnut Street, 10th Floor, Philadelphia, PA, 19103.

(c)       Edward E. Cohen.  Edward Cohen is the Chairman of the Board of the Company.  In addition, Edward Cohen is Chairman of the Board and Chief Executive Officer of Atlas Energy, Inc., an independent developer and producer of natural gas and oil with its principal executive office at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA, 15108.  Edward Cohen is also a director of Resource Capital Corp., a publicly traded real estate investment trust managed by the Company.

CUSIP No. 761195205	SCHEDULE 13D	(Page 8 of 17)

Edward Cohen is also Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC (the general partner of Atlas Pipeline Partners, L.P., a publicly traded natural gas pipeline limited partnership); Chairman of Atlas Pipeline Holdings GP, LLC (a wholly owned subsidiary of Atlas Energy that is the general partner of Atlas Pipeline Holdings, L.P., a publicly traded limited partnership that owns Atlas Pipeline Partners GP, LLC); Chairman and Chief Executive Officer of Atlas Energy Resources, LLC (a developer and producer of natural gas and oil) and of its manager, Atlas Energy Management, Inc.; and Chairman of the Board of Brandywine Construction & Management, Inc. (a property management company).

Jonathan Z. Cohen.  Jonathan Cohen is a director, President and Chief Executive Officer of the Company.  In addition, Jonathan Cohen is Vice Chairman of the Board of Atlas Energy, Inc.

Jonathan Cohen is also Chief Executive Officer, President and a director of Resource Capital Corp.; Vice Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC; Vice Chairman of Atlas Pipeline Holdings GP, LLC; and Vice Chairman of Atlas Energy Resources, LLC and of its manager, Atlas Energy Management, Inc.

(d)             During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)               Edward Cohen and Jonathan Cohen are each U.S. citizens.

ITEM 3.  Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.  Because Edward Cohen and Jonathan Cohen are members of a group, and because the Foundation, the Partnership and the General Partner may be deemed to be members of the group with Edward Cohen and Jonathan Cohen, each Reporting Person may be deemed to have acquired beneficial ownership of all shares of Common Stock that are beneficially owned by the other Reporting Persons.

ITEM 4.  Purpose of Transaction

On July 27, 2010, the Company issued a press release stating in part as follows:

Resource America, Inc. (NASDAQ: REXI) (the “Company”) announces today that its Board of Directors has formed a Special Committee, consisting entirely of independent directors, to identify and evaluate strategic alternatives for the Company to enhance shareholder value including, but not limited to, (i) simplification of the

CUSIP No. 761195205	SCHEDULE 13D	(Page 9 of 17)

Company’s businesses; (ii) monetizing non-core assets in order to facilitate the repurchase of stock and/or repayment of debt; (iii) privatization of the Company; and (iv) sale of the Company. The Special Committee has retained FBR Capital Markets to advise it in the identification and review of options and has also retained the Philadelphia-based law firm of Stevens & Lee as its legal advisor. Jonathan Cohen, CEO and President, commented, “We have built some terrific businesses and see tremendous opportunity ahead. We remain committed to realizing the highest value for our shareholders, but we question whether we can best succeed in doing so as a public company in our current size and structure.”

 The Company has not set a definitive timetable for completion of its evaluation and there can be no assurances that the process will result in any transaction being announced or completed. The Company does not intend to provide updates or make any further comment until the outcome of the process is determined or until there are significant developments.

On July 30, 2010, Edward Cohen and Jonathan Cohen, each in his capacity as a stockholder of the Company, determined to work together to explore possible strategic transactions involving the Company, including possibly presenting one or more proposals to the Special Committee of the Company.  Although Edward Cohen and Jonathan Cohen have not executed a formal written agreement to this effect, they have an unwritten, informal, mutual understanding that they will cooperate with one another in the possible exploration, negotiation, execution and consummation of one or more such transactions.  Such transaction could involve an acquisition of Common Stock or assets of the Company by the Reporting Persons (either acting alone or together with one or more third parties) or the disposition of Common Stock beneficially owned by the Reporting Persons to one or more other parties.  In addition, the Foundation may be deemed to be a member of the group because Edward Cohen and Jonathan Cohen are two of the four trustees of the Foundation, and the General Partner and the Partnership may be deemed to be members of the group because Edward Cohen is one of the two directors, officers and shareholders of the General Partner.

The Reporting Persons, in their capacity as stockholders of the Company, may enter into discussions, negotiations or agreements with, or make proposals to or receive proposals from, management or the Board of Directors of the Company or the Special Committee thereof or other parties (including, but not limited to, holders of Common stock or other securities of the Company, potential financing providers or potential purchasers of some or all of the Common Stock or other securities of the Company or some or all of its assets) with respect to such transactions, and such proposals could include, among other things, an acquisition by the Reporting Persons to acquire some or all of the Common Stock or other securities of the Company or some or all of its assets.   Such proposals could also involve a tender offer, merger or other transaction, and may be communicated by means of an offer letter sent to the Company and its Board of Directors or the Special Committee or otherwise or an offer letter sent to the Reporting Persons, and may be made with or without the participation of other parties.  Such proposals could involve any of the items enumerated in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

In addition, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, the availability of Common Stock at prices that would make

CUSIP No. 761195205	SCHEDULE 13D	(Page 10 of 17)

the purchase or sale of Common Stock desirable and other factors, the Reporting Persons may endeavor to increase or decrease their ownership of Common Stock through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

There can be no assurance as to whether the Reporting Persons will take any action with respect to their ownership of Common Stock or with respect to any of the matters enumerated in subparagraphs (a) - (j) of Item 4 of Schedule 13D, including, but not limited to, entering into any discussions with the Company or with any other parties with respect to the Common Stock or the Company or any other matter, nor as to the outcome of any such matters, including, but not limited to, as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by the Company, the Reporting Persons or any other party, the terms of any transaction, or the timing or certainty of any transaction.

The Reporting Persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Company and the Common Stock at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including, but not limited to, any of the items enumerated in subparagraphs (a) - (j) of Item 4 of Schedule 13D. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the Reporting Persons, any contractual obligations to which the Reporting Persons are now or may in the future become subject, including, but not limited to, in respect of the financing of their ownership of Common Stock or otherwise relating to their investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and other investment alternatives.

Except as otherwise disclosed herein, no Reporting Person has any current plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, as part of the ongoing evaluation of this and future investments of the Reporting Persons, including, but not limited to, in connection with the possible acquisition or disposition of Common Stock, the Reporting Persons may consider such matters and may formulate plans or proposals with respect to such matters, and, from time to time, may enter into discussions, discussions or agreements with, or make proposals to, management or the Board of Directors of the Company or the Special Committee thereof or other parties (including, but not limited to, holders of Common stock or other securities of the Company, potential financing providers or potential purchasers of some or all of the Common Stock or other securities of the Company or some or all of its assets) with respect to such matters.

ITEM 5.  Interest in Securities of the Issuer

(a)              Because Edward Cohen and Jonathan Cohen are members of a group, and because the Foundation, the Partnership and the General Partner may be deemed to be members of the group with Edward Cohen and Jonathan Cohen, each Reporting Person may be deemed to beneficially own all shares of Common

CUSIP No. 761195205	SCHEDULE 13D	(Page 11 of 17)

Stock that are beneficially owned by the other Reporting Persons.  Accordingly, each Reporting Person may be deemed to beneficially own 4,846,097 shares of Common Stock, representing approximately 23.0% of the outstanding shares of Common Stock.

The number of shares that each Reporting Person may be deemed to beneficially own (4,846,097) consists of the following shares of Common Stock: (i) 138,122 shares of Common Stock owned by Edward Cohen; (ii) options owned by Edward Cohen to acquire 586,375 shares of Common Stock; (iii) warrants owned by Edward Cohen to acquire 98,039 shares of Common Stock; (iv) warrants jointly owned by Edward Cohen and Betsy Cohen (the wife of Edward Cohen) to acquire 142,157 shares of Common Stock; (v) 1,064,603 shares of Common Stock owned by the Partnership; (vi) 449,516 shares of Common Stock owned by the Foundation; (vii) warrants owned by the Foundation to acquire 514,706 shares of Common Stock; (viii) 46,250 shares of Common Stock owned by EEC Trust(1); (ix) 46,250 shares of Common Stock owned by BZC Trust(2); (x) 600,862 shares of Common Stock owned by Jonathan Cohen; (xi) 414,806 shares of Common Stock jointly owned by Jonathan Cohen and Julia Pershan Cohen (the wife of Jonathan Cohen); (xii) options owned by Jonathan Cohen to acquire 665,980 shares of Common Stock; and (xiii) warrants jointly owned by Jonathan Cohen and Julia Pershan Cohen to acquire 78,431 shares of Common Stock.

(1)       EEC Trust is a grantor trust organized under the laws of the Commonwealth of Pennsylvania by and between Edward Cohen, as settlor, and Betsy Cohen and Jeffrey F. Brotman, as trustees.  EEC Trust was established for the benefit of its beneficiary, Betsy Cohen.

(2)       BZC Trust is a grantor trust organized under the laws of the Commonwealth of Pennsylvania by and between Betsy Cohen, as settlor, and Daniel Cohen, Jonathan Cohen and Jeffrey Brotman, as trustees.  BZC Trust was established for the benefit of its beneficiaries, Daniel Cohen and Jonathan Cohen.  BZC Trust and the EEC Trust are sometimes collectively referred to herein as the “Trusts”.

Except as otherwise disclosed herein, Betsy Cohen does not beneficially own any shares of Common Stock.

The denominator used to calculate the percentage of the outstanding shares of Common Stock that each Reporting Person may be deemed to beneficially own (23.0%) is equal to the sum of (x) the number of shares of Common Stock outstanding as of May 3, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 (which is 18,986,768 shares), plus (y) the number of shares issuable upon the exercise of options or warrants owned by the Reporting Persons (which is 2,085,688 shares).

Despite the above, each of the Reporting Persons disclaims that Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen or either Trust is a member of any group with any of the Reporting Persons, and also disclaims beneficial ownership of any shares of Common Stock owned by Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen or either Trust (other than (i) the warrants jointly owned by Edward Cohen and Betsy Cohen to acquire 142,157 shares of Common Stock, (ii) the 414,806 shares of Common Stock jointly owned by Jonathan Cohen and Julia Pershan Cohen and (iii) the warrants jointly owned by Jonathan Cohen and Julia Pershan Cohen to acquire 78,431 shares of Common Stock).

CUSIP No. 761195205	SCHEDULE 13D	(Page 12 of 17)

(b)             The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Because Edward Cohen and Jonathan Cohen are members of a group, and because the Foundation, the Partnership and the General Partner may be deemed to be members of the group with Edward Cohen and Jonathan Cohen, each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power over each share of Common Stock beneficially owned by any of the Reporting Persons, or 4,846,097 shares of Common Stock, representing approximately 23.0% of the outstanding shares of Common Stock.  None of the Reporting Persons has sole voting power or sole dispositive power over any shares of Common Stock.

Despite the above, each of the Reporting Persons disclaims that Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen or either Trust is a member of any group with any of the Reporting Persons, and also disclaims beneficial ownership of any shares of Common Stock owned by Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen or either Trust (other than (i) the warrants jointly owned by Edward Cohen and Betsy Cohen to acquire 142,157 shares of Common Stock, (ii) the 414,806 shares of Common Stock jointly owned by Jonathan Cohen and Julia Pershan Cohen and (iii) the warrants jointly owned by Jonathan Cohen and Julia Pershan Cohen to acquire 78,431 shares of Common Stock).

The Reporting Persons may be deemed to share voting power and dispositive power over certain shares of Common Stock with Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen and the Trusts.

Betsy Z. Cohen.  The business address of Betsy Cohen is Cira Center, 2929 Arch Street, 17th floor, Philadelphia, PA, 19104.  Betsy Cohen is the Chairman of the Board of Trustees of RAIT Financial Trust (“RAIT”), a self-managed and self-advised Maryland real estate investment trust with its principal executive offices at 2929 Arch Street, 17th Floor, Philadelphia, PA, 19104.  Mrs. Cohen is also the Chairman of the Board and Chief Executive officer of The Bancorp Bank (“Bancorp Bank”), a commercial bank; a director and Chief Executive Officer of The Bancorp, Inc. (“Bancorp”), a publicly held registered bank holding company for Bancorp Bank; and a director of Aetna, Inc. (an insurance company).

Daniel G. Cohen.  The business address of Daniel Cohen is Cira Center, 2929 Arch Street, 17th floor, Philadelphia, PA, 19104.  Daniel Cohen is the Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Cohen & Company Inc., an investment firm specializing in credit-related fixed

CUSIP No. 761195205	SCHEDULE 13D	(Page 13 of 17)

income investments with its principal executive offices at 2929 Arch Street, 17th Floor, Philadelphia, PA, 19104.  Daniel Cohen also is the Chairman of the Board of Managers, Chief Executive Officer and Chief Investment Officer of Cohen Brothers; the Chairman of Cohen Financial Group, Inc.; a director of Star Asia, a joint venture investing in Asian commercial real estate; a director of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations; and the Chairman of the Board of Directors of Bancorp.

Jeffrey F. Brotman.  The business address of Jeffrey Brotman is 1845 Walnut Street, 10th Floor, Philadelphia, PA, 19103. Jeffrey Brotman is an Executive Vice President of the Company, a specialized asset management company that uses industry specific expertise to evaluate, originate, service and manage investment opportunities in the commercial finance, real estate and financial fund management sectors, with its principal executive offices at One Crescent Drive, Suite 203, Navy Yard Corporate Center, Philadelphia, PA, 19112.  Mr. Brotman is also an Adjunct Professor at the University of Pennsylvania Law School.

Julia Pershan Cohen.  The address of Julia Pershan Cohen is 1845 Walnut Street, 10th Floor, Philadelphia, PA, 19103.  Julia Pershan Cohen is not currently employed.

Trusts.  The address of the principal business and of the principal office of each of the Trusts is 1845 Walnut Street, 10th Floor, Philadelphia, PA, 19103.

During the last five years, none of Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen or either Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of Betsy Cohen, Daniel Cohen, Jeffrey Brotman, Julia Pershan Cohen or either Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.  Betsy Cohen, Daniel Cohen, Jeffrey Brotman and Julia Pershan Cohen are each U.S. citizens.

(c)               None of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d)              The information set forth in Items 2(a), 5(a) and 5(b) of this Schedule 13D is incorporated herein by reference.

(e)               N/A.

CUSIP No. 761195205	SCHEDULE 13D	(Page 14 of 17)

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2(a), 5(a) and 5(b) of this Schedule 13D is incorporated herein by reference. Edward Cohen is the husband of Betsy Cohen, and is the father of Jonathan Cohen and Daniel Cohen.  Jonathan Cohen is the husband of Julia Pershan Cohen.

The Foundation owns $2,625,000 of principal amount of 12% senior notes due September 29, 2012 issued by the Company (the “Senior Notes”).  Edward Cohen and Betsy Cohen jointly own $712,000 of principal amount of Senior Notes.  Edward Cohen owns $500,000 of principal amount of Senior Notes.  Jonathan Cohen and Julia Pershan Cohen jointly own $400,000 of principal amount of Senior Notes.

Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons or between any Reporting Person and any person with respect to any securities of the Company.

ITEM 7.  Material to Be Filed as Exhibits

1.  Agreement to file Schedule 13D jointly.

CUSIP No. 761195205	SCHEDULE 13D	(Page 15 of 17)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 3, 2010

By:  /s/ Edward E. Cohen
        Edward E. Cohen

By:  /s/ Jonathan Z. Cohen
        Jonathan Z. Cohen

Arete Foundation

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: Trustee

Solomon Investment Partnership, L.P.

By:  Isidore Corporation
Its:   General Partner

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: President, Isidore Corp., GP, Solomon
        Investment Partnership, L.P.

Isidore Corporation

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: President

CUSIP No. 761195205	SCHEDULE 13D	(Page 16 of 17)

EXHIBIT 1

This AGREEMENT dated as of July 30, 2010, by and among Edward E. Cohen, Jonathan Z. Cohen, Arete Foundation (the “Foundation”), Solomon Investment Partnership, L.P. (the “Partnership”) and Isidore Corporation (the “General Partner”).

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Edward E. Cohen, Jonathan Z. Cohen, the Foundation, the Partnership and the General Partner hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13D relating to their ownership of the Common Stock of Resource America, Inc. and hereby further agree that said Statement shall be filed on behalf of Edward E. Cohen, Jonathan Z. Cohen, the Foundation, the Partnership and the General Partner.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

By:  /s/ Edward E. Cohen
        Edward E. Cohen

By:  /s/ Jonathan Z. Cohen
        Jonathan Z. Cohen

Arete Foundation

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: Trustee

Solomon Investment Partnership, L.P.

By:  Isidore Corporation
Its:   General Partner

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: President, Isidore Corp., GP, Solomon
        Investment Partnership, L.P.

CUSIP No. 761195205	SCHEDULE 13D	(Page 17 of 17)

Isidore Corporation

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: President